

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Michael Favet
President and Chief Executive Officer
NeuroPace, Inc.
455 N. Bernardo Avenue
Mountain View, CA 94043

     Re: NeuroPace, Inc.
          Registration Statement on Form S-1
          Filed March 24, 2021
          File No. 333-254663

Dear Mr. Favet:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed on March 24, 2021

Management, page 145

1.   We note from the footnote to the table that Messrs. Gupta and Kassar will resign effective immediately prior to the effectiveness of the registration statement. Please revise your disclosure on page 148 to clarify how this will affect the terms of the Voting Agreement in relation to the election of directors.

Note 9. Stock Option Plans , page F-24

2.   We note your response to comment 13. Please explain to us in detail the facts and circumstances that led to the change in the fair value of your common stock being valued at $14 to $22 in fiscal 2019 to $.30 per share on November 30, 2020.

<u>Exhibits</u>

3.   Please refile the exhibits from which you have redacted information pursuant to Item 601(b)(10)(iv) to provide the prominent statement on the first page of each, as required by the second sentence of Item 601(b)(10)(iv).

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Tara Harkins at (202) 551-3639 or Angela Connell at (202) 551-3426 if you have questions regarding our comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Life Sciences

cc: Mark Weeks, Esq.